Exhibit 99.1

12.1 Billion Annual Parcels, Grew 42.2%

19.1% Market Share, Rose 2.3 points

RMB5.3 Billion Adjusted Net Income, Increased 26.0%

US$0.30 per Share Dividend Announced for 2019

ZTO Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

Shanghai, March 16, 2020 — ZTO Express (Cayman) Inc. (NYSE: ZTO), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019 1.The Company beat expectations for parcel volume and adjusted net income for 2019 by growing parcel volume 16.9 percentage points above the industry average, and achieving adjusted net income of RMB5.3 billion. Net cash generated by operating activities increased 43.1% to RMB6.3 billion for 2019.

Fourth Quarter 2019 Financial Highlights

Revenues were RMB6,846.5 million (US$ 983.4 million), an increase of 21.7% from RMB5,627.5 million in the same period of 2018.

Gross profit was RMB1,996.1 million (US$ 286.7 million), an increase of 28.8% from RMB1,550.2 million in the same period of 2018.

Net income was RMB2,316.8 million (US$ 332.8 million), an increase of 81.2% from RMB1,278.9 million in the same period of 2018.

Adjusted EBITDA2 was RMB2,343.9 million (US$ 336.7 million), an increase of 32.7% from RMB1,766.0 million in the same period of 2018.

Adjusted net income3 was RMB1,631.5 million (US$ 234.4 million), an increase of 26.5% from RMB1,289.7 million in the same period of 2018.

Basic and diluted earnings per American depositary share (“ADS”4) were RMB2.98 (US$0.43) and RMB2.97 (US$0.43), an increase of 84.0% and 83.3% from RMB1.62 in the same period of 2018, respectively.

Adjusted basic and diluted earnings per American depositary share5 attributable to ordinary shareholders were RMB2.10 (US$0.30), an increase of 28.8% from RMB1.63 in the same period of 2018.

Net cash provided by operating activities was RMB 2,260.4 million (US$ 324.7 million), compared with RMB1,802.3 million in the same period of 2018.

Fiscal Year 2019 Financial Highlights

Revenues were RMB22,109.9 million (US$3,175.9 million), an increase of 25.6% from RMB17,604.5 million in 2018.

Gross profit was RMB6,621.2 million (US$951.1 million), an increase of 23.4% from RMB5,364.9 million in 2018.

Net income was RMB5,671.3 million (US$814.6 million), an increase of 29.2% from RMB4,387.9 million in 2018.

Adjusted EBITDA2 was RMB7,635.2 million (US$1,096.7 million), an increase of 30.3% from RMB5,858.4 million in 2018.

Adjusted net income3 was RMB5,292.4 million (US$760.2 million), an increase of 26.0% from RMB4,201.1 million in 2018.

Basic and diluted earnings per American depositary share (“ADS”4) were RMB7.24 (US$1.04) and RMB7.23 (US$1.04), an increase of 24.2% and 24.2% from RMB5.83 and RMB5.82 in 2018, respectively.

Adjusted basic and diluted earnings per American depositary share5 attributable to ordinary shareholders were RMB6.75 (US$0.97), an increase of 21.0% from RMB5.58 in 2018.

Net cash provided by operating activities was RMB 6,304.2 million (US$ 905.5 million), compared with RMB4,404.1 million in 2018.

Operational Highlights for Fourth Quarter 2019

Parcel volume was 3,692 million, an increase of 36. 1% from 2,714 million in the same period of 2018.

Number of pickup/delivery outlets was approximately 30,000 as of December 31, 2019.

Number of direct network partners was over 4,800 as of December 31, 2019.

Number of line-haul vehicles was over 7,350 as of December 31, 2019, which included over 6,450 self-owned vehicles and over 900 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

Number of self-owned trucks increased to around 6,450 as of December 31, 2019 from 5,700 as of September 30, 2019. Among the self-owned trucks, over 4,650 were high capacity 15 or 17-meter-long models as of December 31, 2019, compared to over 3,950 as of September 30, 2019.

Number of line-haul routes between sorting hubs was over 2,600 as of December 31, 2019, compared to over 2,400 as of September 30, 2019.

Number of sorting hubs was 91 as of December 31, 2019, among which 82 are operated by the Company and 9 by the Company’s network partners.

(1)                            An investor relations presentation accompanies this earnings release and can be found at ir.zto.com

(2)                            Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investees and subsidiary which management aims to better represent the underlying business operations

(3)                            Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investees and subsidiary in which management aims to better represent the underlying business operations

(4)                            One ADS represents one Class A ordinary share

(5)                            Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income divided by weighted average number of basic and diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “2019 was a monumental year for ZTO. Our market share reached 19.1% for the year with 12.1 billion parcels, marking us, for the third consecutive year, the world’s largest express delivery company by volume. Supported by industry-leading quality of services and customer satisfaction, the ZTO brand has become ubiquitous among Chinese customers, and our quality of earnings and cash generation continue to lead the China express delivery industry thanks to our sound strategy and effective execution in scaling up and innovating for best-in-class cost efficiency.”

Mr. Lai added, “China entered 2020 battling against the coronavirus, the nation as a whole made huge sacrifices as well as great strides. As of today, outside of the Hubei province, ZTO’s network has resumed normal operations with daily parcel volume returning to non-crisis level. ZTO’s core strength and clear advantages are intact. We are confident in our continued ability to execute our growth strategy and further differentiate ourselves as China and the world strive to overcome the challenges from the coronavirus and resume normalcy going forward.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, added, “For 2019, we exceeded expectations and increased our market share by 2.3 points, and improved cost efficiency at the same time. Productivity gain of 9.1% in combined sortation and transportation costs partially offset the unit price decline of 10.1%. By leveraging a stable corporate cost structure, we kept operating margin rate flat year over year at 24.7%. Adjusted net income grew 26.0 % to 5.3 billion while cash generated from operating activities increased 43.1% to reach 6.3 billion.”

Ms. Yan added, “The immediate impact from the coronavirus on volume and earnings for the first quarter were reasonably estimable. Helped by a supportive policy environment for a sensible and steady normalization, we saw a resilient improvement trend in our March performance. Our core business being largely domestic-based, the consumption-driven growth nature of the Chinese economy and the enabling scale and cost-advantage of the Chinese express delivery all add positive perspectives to our outlook. More importantly, with ZTO’s well-demonstrated execution and unequivocal strength in scale, infrastructure, cost efficiency and financial resources, we are confident in our operations and performance for the rest of three quarters of 2020 and beyond.”

Fourth Quarter 2019 Financial Results

	Three Months Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	4,960,190	88.1	6,106,947	877,208	89.2
Freight forwarding services	392,525	7.0	322,203	46,282	4.7
Sale of accessories	252,806	4.5	312,118	44,833	4.6
Others	22,011	0.4	105,248	15,117	1.5
Total revenues	5,627,532	100.0	6,846,516	983,440	100.0

Revenues were RMB 6,846.5 million (US$ 983.4 million), an increase of 21.7% from RMB 5,627.5 million in the same period of 2018. Revenue from core express delivery business increased by 24.6% compared to the same period of 2018, mainly driven by a 36.1 % increase in parcel volume and partially offset by an 8.4% decrease in unit price per parcel mainly from incremental volume incentives in response to competition. Revenue from freight forwarding services decreased 17.9% due to intensified competition and our near-term loss containment measures. The increase in revenue from sales of accessories was in-line with the increase in the sale of thermal paper used for digital waybills’ printing, portable scanning devices and uniforms. Other revenues were mainly associated with equipment sale, financing services and advertising services.

	Three Months Ended December 31,
	2018		2019
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	1,947,587	34.6	2,392,991	343,732	35.0
Sorting hub cost	1,043,404	18.5	1,285,951	184,715	18.8
Freight forwarding cost	385,454	6.8	315,701	45,348	4.6
Cost of accessories sold	158,071	2.8	129,997	18,673	1.9
Other costs	542,827	9.8	725,806	104,255	10.5
Total cost of revenues	4,077,343	72.5	4,850,446	696,723	70.8

Total cost of revenues was RMB4,850.4 million (US$ 696.7 million), an increase of 19.0% from RMB 4,077.3 million in the same period last year.

Line haul transportation cost was RMB2,393.0 million (US$343.7 million), an increase of 22.9% from RMB1,947.6 million in the same period last year. The line-haul transportation cost per parcel declined 9.7% to RMB0.65. Higher usage of self-owned fleet with increasing number of higher-capacity trailer trucks, improved line-haul route planning and load rate enhanced the cost efficiency in transportation.

Sorting hub operating cost was RMB1,286.0 million (US$184.7 million), an increase of 23.2% from RMB1,043.4 million in the same period last year. The increase was primarily due to (i) a RMB159.8 million (US$23.0 million) increase in associated labor costs. The headcount of sorting hub workers increased 12.9% year over year, significantly slower than the 36.1% volume increase with notably enhanced labor productivity; and (ii) a RMB43.2 million (US$6.2 million) increase in depreciation and amortization costs associated with the newly installed automated sorting equipment. As of December 31, 2019, 265 sets of automated sorting equipment have been put into use, compared to 120 sets as of December 31, 2018. The sorting hub cost per parcel declined 9.4% to RMB0.35, which was attributable to advanced staff planning for temporary labor for peak season as well as the increased utilization of automation.

Cost of accessories was RMB130.0 million (US$18.7 million), a decrease of 17.8% from RMB158.1 million in the same period last year. The decrease was mainly driven by increasing use of the lower-cost single-sheet digital waybill starting the second half of 2019.

Other costs were RMB725.8 million (US$104.3 million), an increase of RMB 183.0 million compared to the same period last year, which mainly resulted from (i) an increase of RMB52.6 million (US$7.6 million) in dispatching costs associated with serving enterprise customers, (ii) an increase of RMB59.0 million (US$8.5 million) in expenses related to IT and technology development, and (iii) an increase of RMB58.9 million (US$8.5 million) in the costs of the advertising services.

Gross Profit was RMB1,996.1 million (US$286.7million), an increase of 28.8% from RMB1,550.2 million in the same period last year. Gross margin increased to 29.2% from 27.5% in the same period last year. The increase in gross margin was mainly driven by combined effects of volume increase, unit cost productivity gain of 9.6% partially offsetting competition-lead price decline of 8.4%.

Total Operating Expenses were RMB186.4 million (US$26.8 million), compared to RMB197.0 million in the same period last year.

Selling, general and administrative expenses were RMB392.2 million (US$56.3 million), compared to RMB276.4 million in the same period last year. The increase was mainly due to (i) an increase of RMB66.0 million (US$9.5 million) in salaries and accrued performance-based bonuses, and (ii) an increase of RMB23.7 million (US$3.4 million) in depreciation and amortization expenses. Selling, general and administrative expenses, excluding share-based compensation expense accounted for 5.6% of total revenues compared to 4.7% during the same period last year.

Other operating income, net was RMB205.8 million (US$29.6 million) for the quarter, compared to RMB 79.5 million in the same period last year. Other operating income mainly consisted of (i) RMB113.2 million (US$ 16.3 million) of VAT super deduction recognized in the fourth quarter of 2019, (ii) government subsidies and tax rebates of RMB45.5 million (US$6.5 million) received in the fourth quarter of 2019, and (iii) RMB52.9 million (US$7.6 million) rebate of fees from the Company’s ADR bank.

Income from operations was RMB1,809.7 million (US$259.9 million), an increase of 33.7% from RMB1,353.2 million for the same period last year. Operating margin increased to 26.4% from 24.0% in the same period last year, mainly driven by the increase in gross margin and other operating income.

Interest income was RMB148.1 million (US$21.3 million), compared with RMB146.1 million in the same period in 2018.

Loss on disposal of equity investees and subsidiary was RMB2.3 million (US$0.3 million).

Impairment of investment in equity investee was RMB56.0 million (US$8.0 million) for the quarter. Mainly included a provision for impairment charge of RMB48.5 million (US$7.0 million) related to the Company’s investment in Wheat Commune Group Inc., a campus-focused delivery and retail services provider in China.

Unrealized gain from investment in equity investee was 754.5million (US$108.4 million), resulted from the subscription to a follow-on issuance by Cainiao Smart Logistics Network Limited in the fourth quarter of 2019. For accounting purposes, such event provided a valuation basis for the underling investment.

Foreign currency exchange loss, before tax was RMB11.5million (US$1.7 million) in the fourth quarter of 2019.

Income tax expenses were RMB331.3 million (US$47.6 million) and the effective income tax rate was 12.5% for the fourth quarter of 2019, compared to RMB222.6 million in the same period in 2018. The increase in the income tax expenses was mainly due to the increase of operational profit before tax. The effective income tax rate was decreased in the fourth quarter as the unrealized gain from investment in Cainiao was not taxable.

Net income was RMB2,316.8 million (US$332.8 million), an increase of 81.2% from RMB1,278.9 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.98 (US$0.43) and RMB2.97 (US$0.43), compared with basic and diluted earnings per ADS of RMB1.62 in the same period last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.10 (US$0.30), compared with RMB1.63 in the same period last year.

Adjusted net income was RMB1,631.5 million (US$234.4 million), compared with RMB1,289.7 million during the same period last year.

EBITDA was RMB3,029.2 million (US$435.1 million), compared with RMB1,755.1 million in the same period last year.

Adjusted EBITDA was RMB2,343.9 million (US$336.7 million), compared to RMB1,766.0 million in the same period last year.

Net cash provided by operating activities was RMB 2,260.4million (US$ 324.7 million), compared with RMB1,802.3 million in the same period last year.

Fiscal Year 2019 Financial Results

	Year Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	15,400,080	87.5	19,606,214	2,816,256	88.7
Freight forwarding services	1,278,741	7.3	1,235,961	177,535	5.6
Sale of accessories	812,866	4.6	1,089,977	156,565	4.9
Others	112,764	0.6	177,794	25,539	0.8
Total revenues	17,604,451	100.0	22,109,946	3,175,895	100.0

Revenues were RMB22,109.9 million (US$3,175.9 million), an increase of 25.6% from RMB17,604.5 million last year. The revenue from core business increased 27.9%, which was a combined result of a parcel volume growth of 42.2% and unit price per parcel decline of 10.1%. The freight forwarding business contributed RMB 1,236.0 million (US$ 177.5 million) full year revenue in 2019, compared with RMB1,278.7 million for the year of 2018.

	Year Ended December 31,
	2018		2019
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	5,757,701	32.7	7,466,043	1,072,430	33.8
Sorting hub cost	3,197,667	18.2	4,109,338	590,269	18.6
Freight forwarding cost	1,239,439	7.0	1,209,523	173,737	5.5
Cost of accessories sold	491,722	2.8	544,166	78,165	2.5
Other costs	1,553,039	8.8	2,159,708	310,223	9.7
Total cost of revenues	12,239,568	69.5	15,488,778	2,224,824	70.1

Total cost of revenues was RMB15,488.8 million (US$2,224.8 million), an increase of 26.5% from RMB12,239.6 million in the same period last year. Combined line-haul transportation cost and sorting hub operating cost per parcel decreased 9.1% or RMB0.10 for the year of 2019.

Line-haul transportation cost was RMB7,466.0 million (US$1,072.4 million), an increase of 29.7% from RMB5,757.7 million last year. In 2019, the Company further increased the use of more cost-efficient, self-owned and operated high-capacity trailer trucks in place of outsourced third-party trucks, especially during the peak season. As of December 31, 2019, the number of self-owned trucks increased to around 6,450 as compared to 4,500 for 2018. In addition, better routing planning as well as improved load rate also contributed to unit transportation cost savings.

Sorting hub operating cost was RMB4,109.3 million (US$590.3 million), an increase of 28.5% from RMB3,197.7 million last year. The increase was mainly due to (i) increased labor costs of RMB595.1 million (US$85.5 million) as a result of wage increases and sorting hub headcount increase which were relatively low against volume growth, and (ii) an increase of RMB176.7 million (US$25.4 million) in depreciation expenses driven by the expansion of sorting hubs and installation of more automated sorting equipment. Sorting hub cost per parcel declined by RMB0.04 compared with last year mainly driven by higher utilization of automation and the advanced planning on use of peak season temporary workers.

Cost of accessories sold was RMB544.2 million (US$78.2 million), an increase from RMB491.7 million last year. This cost largely consists of the cost of thermal paper for digital waybill printing sold to Company’s network partners. Since second half of 2019, there had been increased use of lower-cost single-sheet thermal waybill paper. The cost of accessories sold grew slower than the sale of accessories.

Other costs were RMB2,159.7 million (US$310.2 million), an increase from RMB1,553.0 million in 2018, primarily due to (i) an increase in costs associated with serving key enterprise customers of RMB357.5 million (US$51.4 million); and (ii) an increase of RMB223.4million (US$32.1 million) in expenses related to technology development.

Gross Profit was RMB6,621.2 million (US$951.1 million), an increase of 23.4% from RMB5,364.9 million last year. Gross profit margin decreased to 29.9% from 30.5% in 2018, which resulted mainly from volume increase, cost productivity gain absorbing part of the ASP decline.

Total Operating Expenses were RMB1,158.3 million (US$166.4 million), compared to RMB1,032.7 million last year.

Selling, general and administrative expenses were RMB1,546.2 million (US$222.1 million), an increase of 27.7% from RMB1,210.7 million in the last year. The increase was primarily due to (i) an increase of RMB182.8 million (US$26.3 million) in wages and social welfare expenses; (ii) an increase of RMB67.2 million (US$9.7 million) in share-based compensation expenses; and (iii) an increase of RMB45.7 million (US$6.6 million) in depreciation and amortization expenses.

Other operating income, net was RMB387.9 million (US$55.7 million), compared with RMB178.1 million last year. The increase is mainly composed of (i) the RMB131.4 million (US$18.9 million) of VAT super deduction, and (ii) an increase in government subsidies and tax rebate of RMB71.4 million (US$10.2 million).

Income from operations was RMB 5,462.8 million (US$ 784.7 million), an increase of 26.1% from RMB4,332.2 million last year. Operating margin increased slightly to 24.7% from 24.6% last year.

Interest income was RMB585.4 million (US$84.1 million), compared with RMB401.2 million in 2018.

Loss on disposal of equity investees and subsidiary was RMB2.9 million (US$0.4 million).

Impairment of investment in equity investee was RMB56.0 million (US$8.0 million). Mainly included a provision for impairment charge of RMB48.5 million (US$7.0 million) related to the investment in Wheat Commune Group Inc., a campus-focused delivery and retail services provider in China.

Unrealized gain from investment in equity investee was 754.5million (US$108.4 million), resulted from the subscription to a follow-on issuance by Cainiao Smart Logistics Network Limited in the fourth quarter of 2019. For accounting purposes, such event provided a valuation basis for the underling investment.

Foreign currency exchange net gain was RMB13.3 million (US$1.9 million) was mainly due to the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Net income increased 29.2% to RMB 5,671.3 million (US$ 814.6 million) from RMB4,387.9 million in 2018. Net income margin increased to 25.7% from 24.9% in 2018.

Basic and diluted earnings per ADS were RMB7.24 (US$1.04) and RMB7.23 (US$1.04) respectively, compared with basic and diluted earnings per ADS of RMB5.83 and RMB5.82 last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB6.75 (US$0.97), compared with that of RMB5.58 for 2018.

Adjusted net income was RMB5,292.4 million (US$760.2 million), compared with RMB4,201.1 million last year.

EBITDA was RMB8,014.1 million (US$1,151.2 million), compared with RMB6,171.5 million last year.

Adjusted EBITDA was RMB7,635.2 million (US$1,096.7 million), compared with RMB5,858.4 million last year.

Net cash provided by operating activities was RMB 6,304.2million (US$ 905.5 million), increased 43.1% from RMB4,404.1 million last year.

Business Outlook

Taking into consideration the immediate impact of the coronavirus and particularly the volume performance in March thus far, ZTO’s parcel volume for the first quarter of 2020 is likely to exceed that of the first quarter of 2019. Based on such current assessment, the Company targets to grow its 2020 annual parcel volume by at least 15 percentage points over and above the industry average. While the Company is confident in its ability to deliver pre-determined earnings growth commitment on its targeted volume, there remains uncertainties in domestic as well as the world economic development for 2020. The Company will provide more specific annual guidance upon improved visibility and make necessary updates to management’s current and preliminary view.

Special Dividend

The board of directors has approved a special dividend of US$0.30 per ADS for 2019, which is expected to be paid on April 20, 2020 to shareholders of record as of the close of business on April 8, 2020.

Company Share Purchase

On November 15, 2018, the Company announced a new share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. The Company expects to fund the repurchase out of its existing cash balance. As of December 31, 2019, the Company has purchased an aggregate of 7,716,436 ADSs at an average purchase price of US$17.33, including repurchase commissions.

On March 17, 2020, the Company announced to extend the current share repurchase program to June 30, 2021. The Company believes that the share repurchase program represents ZTO’s confidence in the overall market opportunities as well as ZTO’s solid operating fundamentals and financial strength for sustained profitable growth and value creation for its shareholders.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.9618 to US$1.00, the noon buying rate on December 31, 2019 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 9:00 PM U.S. Eastern Time on Monday, March 16, 2020 (9:00 AM Beijing Time on March 17, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
China:	4001-206-115
International:	1-412-317-6061
Passcode:	5721973

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 23, 2020:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10139644

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the fourth quarter and fiscal year of 2019, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter and fiscal year of 2019 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended December 31,			Year Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	5,627,532	6,846,516	983,440	17,604,451	22,109,946	3,175,895
Cost of revenues	(4,077,343)	(4,850,446)	(696,723)	(12,239,568)	(15,488,778)	(2,224,824)
Gross profit	1,550,189	1,996,070	286,717	5,364,883	6,621,168	951,071
Operating income (expenses):
Selling, general and administrative	(276,424)	(392,208)	(56,337)	(1,210,717)	(1,546,227)	(222,102)
Other operating income, net	79,458	205,788	29,560	178,057	387,890	55,717
Total operating expenses	(196,966)	(186,420)	(26,777)	(1,032,660)	(1,158,337)	(166,385)
Income from operations	1,353,223	1,809,650	259,940	4,332,223	5,462,831	784,686
Other income (expenses):
Interest income	146,139	148,092	21,272	401,162	585,404	84,088
Interest expense	—	—	—	(780)	—	—
Gain/(loss) on disposal of equity investees and subsidiary	—	(2,330)	(335)	562,637	(2,860)	(411)
Impairment of investment in equity investee	—	(56,026)	(8,048)	—	(56,026)	(8,048)
Unrealized gain from investment in equity investee	—	754,468	108,373	—	754,468	108,373
Foreign currency exchange gain/(loss), before tax	1,659	(11,549)	(1,659)	41,189	13,301	1,911
Income before income tax, and share of loss in equity method investments	1,501,021	2,642,305	379,543	5,336,431	6,757,118	970,599
Income tax expense	(222,639)	(331,337)	(47,594)	(929,133)	(1,078,295)	(154,887)
Share of (loss)/gain in equity method investments	472	5,876	844	(19,386)	(7,556)	(1,085)
Net income	1,278,854	2,316,844	332,793	4,387,912	5,671,267	814,627
Net (loss)/income attributable to noncontrolling interests	(3,312)	9,578	1,376	(4,887)	2,878	413
Net income attributable to ZTO Express (Cayman) Inc.	1,275,542	2,326,422	334,169	4,383,025	5,674,145	815,040
Net income attributable to ordinary shareholders	1,275,542	2,326,422	334,169	4,383,025	5,674,145	815,040
Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.62	2.98	0.43	5.83	7.24	1.04
Diluted	1.62	2.97	0.43	5.82	7.23	1.04
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	786,966,574	781,947,464	781,947,464	751,814,077	784,007,583	784,007,583
Diluted	787,966,142	782,403,824	782,403,824	752,672,956	784,331,120	784,331,120
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	23,488	(325,856)	(46,806)	867,612	104,004	14,939
Comprehensive income	1,302,342	1,990,988	285,987	5,255,524	5,775,271	829,566
Comprehensive (loss)/income attributable to noncontrolling interests	(3,312)	9,578	1,376	(4,887)	2,878	413
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,299,030	2,000,566	287,363	5,250,637	5,778,149	829,979

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	4,622,554	5,270,204	757,017
Restricted cash	400	7,210	1,036
Accounts receivable, net of allowance for doubtful accounts of RMB13,996 and RMB15,204 at December 31, 2018 and December 31, 2019, respectively	596,995	675,567	97,039
Financing receivables, net of allowance for doubtful accounts of RMB4,139 and RMB9,159 at December 31, 2018 and December 31, 2019, respectively	517,983	511,124	73,418
Short-term investment	13,599,852	11,113,217	1,596,314
Inventories	43,813	43,845	6,298
Advances to suppliers	337,874	438,272	62,954
Prepayments and other current assets	1,507,996	1,964,506	282,183
Amounts due from related parties	6,600	74,312	10,674
Total current assets	21,234,067	20,098,257	2,886,933
Investments in equity investees	2,207,410	3,109,494	446,651
Property and equipment, net	9,035,704	12,470,632	1,791,294
Land use rights, net	1,969,176	2,508,860	360,375
Intangible assets, net	54,227	48,029	6,899
Right-of-use assets[6]	—	901,956	129,558
Goodwill	4,241,541	4,241,541	609,259
Deferred tax assets	318,063	403,587	57,972
Other non-current assets	622,669	2,108,146	302,816
TOTAL ASSETS	39,682,857	45,890,502	6,591,757
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,311,807	1,475,258	211,908
Advances from customers	436,710	1,210,887	173,933
Income tax payable	405,683	80,272	11,530
Amounts due to related parties	132,216	38,943	5,594
Lease liabilities[6]	—	298,728	42,910
Acquisition consideration payable	19,581	22,942	3,295
Dividends payable	1,699	1,629	234
Other current liabilities	2,833,769	3,552,288	510,254
Total current liabilities	5,141,465	6,680,947	959,658
Lease liabilities[6]	—	504,442	72,459
Deferred tax liabilities	157,940	207,896	29,862
Acquisition consideration payable	22,942	—	—
Other non-current liabilities	90,961	93,820	13,476
TOTAL LIABILITIES	5,413,308	7,487,105	1,075,455

Shareholders’ equity

Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 811,267,551 shares issued and 785,463,859 shares outstanding as of December 31, 2018; 803,551,115 shares issued and 781,947,464 shares outstanding as of December 31, 2019)	523	517	74
Additional paid-in capital	24,137,681	22,336,594	3,208,451
Treasury shares, at cost	(1,545,077)	(1,436,767)	(206,379)
Retained earnings	11,052,395	16,726,540	2,402,617
Accumulated other comprehensive income	571,716	675,720	97,061
ZTO Express (Cayman) Inc. shareholders’ equity	34,217,238	38,302,604	5,501,824
Noncontrolling interests	52,311	100,793	14,478
Total Equity	34,269,549	38,403,397	5,516,302
TOTAL LIABILITIES AND EQUITY	39,682,857	45,890,502	6,591,757

(6)           In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases. The Group adopted this ASU on January 1, 2019 using the modified retrospective approach and will not restate comparative periods.

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended December 31,			Year Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	1,802,342	2,260,406	324,687	4,404,051	6,304,186	905,539
Net cash used in investing activities	(3,330,041)	(2,042,872)	(293,440)	(12,872,633)	(3,664,213)	(526,331)
Net cash provided by/(used in) financing activities	(153,225)	13,218	1,899	7,042,122	(1,982,306)	(284,740)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	32,519	(12,890)	(1,852)	275,680	(3,207)	(461)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(1,648,405)	217,862	31,294	(1,150,780)	654,460	94,007
Cash, cash equivalents and restricted cash at beginning of period	6,271,359	5,059,552	726,759	5,773,734	4,622,954	664,046
Cash, cash equivalents and restricted cash at end of period	4,622,954	5,277,414	758,053	4,622,954	5,277,414	758,053

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	1,278,854	2,316,844	332,793	4,387,912	5,671,267	814,627
Add:
Share-based compensation expense	10,876	10,800	1,551	249,478	316,666	45,486
Impairment of investment in equity investee	—	56,026	8,048	—	56,026	8,048
(Gain)/loss on disposal of equity investees and subsidiary, net of income taxes	—	2,330	335	(436,277)	2,860	411
Less:
Unrealized gain from investment in equity investee	—	(754,468)	(108,373)	—	(754,468)	(108,373)
Adjusted net income	1,289,730	1,631,532	234,354	4,201,113	5,292,351	760,199

Net income	1,278,854	2,316,844	332,793	4,387,912	5,671,267	814,627
Add:
Depreciation	243,940	366,459	52,639	809,005	1,210,040	173,811
Amortization	9,641	14,606	2,098	44,713	54,526	7,832
Interest expenses	—	—	—	780	—	—
Income tax expenses	222,639	331,337	47,594	929,133	1,078,295	154,887
EBITDA	1,755,074	3,029,246	435,124	6,171,543	8,014,128	1,151,157

Add:
Share-based compensation expense	10,876	10,800	1,551	249,478	316,666	45,486
Impairment of investment in equity investee	—	56,026	8,048	—	56,026	8,048
(Gain)/loss on disposal of equity investees and subsidiary, before income taxes	—	2,330	335	(562,637)	2,860	411
Less:
Unrealized gain from investment in equity investee	—	(754,468)	(108,373)	—	(754,468)	(108,373)
Adjusted EBITDA	1,765,950	2,343,934	336,685	5,858,384	7,635,212	1,096,729

	Three Months Ended December 31,			Year Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income attributable to ordinary shareholders	1,275,542	2,326,422	334,169	4,383,025	5,674,145	815,040
Add:
Share-based compensation expense	10,876	10,800	1,551	249,478	316,666	45,486
Impairment of investment in equity investee	—	56,026	8,048	—	56,026	8,048
(Gain)/loss on disposal of equity investees and subsidiary, net of income taxes	—	2,330	335	(436,277)	2,860	411
Less:
Unrealized gain from investment in equity investee	—	(754,468)	(108,373)	—	(754,468)	(108,373)
Adjusted Net income attributable to ordinary shareholders	1,286,418	1,641,110	235,730	4,196,226	5,295,229	760,612

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	786,966,574	781,947,464	781,947,464	751,814,077	784,007,583	784,007,583
Diluted	787,966,142	782,403,824	782,403,824	752,672,956	784,331,120	784,331,120

Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.62	2.98	0.43	5.83	7.24	1.04
Diluted	1.62	2.97	0.43	5.82	7.23	1.04

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	1.63	2.10	0.30	5.58	6.75	0.97
Diluted	1.63	2.10	0.30	5.58	6.75	0.97

For investor and media inquiries, please contact:

ZTO

Investor Relations Department

E-mail: ir@zto.com

Phone: +86 21 6978 7037